Exhibit (a)(1)(ix)

CC MEDIA HOLDINGS, INC.

SUPPLEMENT

TO THE

OFFER TO EXCHANGE

CERTAIN OUTSTANDING OPTIONS TO PURCHASE CLASS A COMMON STOCK

FOR SHARES OF CLASS A COMMON STOCK

November     , 2012

We are providing you with this Supplement (the “Supplement”) to the CC Media Holdings, Inc. Offer to Exchange Certain Outstanding Options to Purchase Class A Common Stock for Shares of Class A Common Stock, dated October 22, 2012 (the “Offer to Exchange”), to provide you with supplemental disclosure regarding the Offer to Exchange. You should read this Supplement in conjunction with the Offer to Exchange we previously provided to you. When we use but do not define capitalized terms in this Supplement, those terms have the meanings assigned to them in the Offer to Exchange.

We are providing you with this Supplement to give you additional information concerning the Offer, but this Supplement does not change the terms or conditions of the Offer.

ADDITIONAL Q&A REGARDING THE TAX ASSISTANCE PROGRAM

1.	Why is the tax assistance in the form of Additional Shares that CC Media will repurchase?

In order to provide Eligible Persons with the greatest amount of assistance in satisfying their tax obligations, CC Media is issuing Additional Shares so that Eligible Persons can use the proceeds from CC Media repurchasing the Additional Shares to pay a significant amount of each Eligible Person’s tax obligation that arises upon the issuance of the shares. It should be noted that the tax obligation of each Eligible Person would be the same as if the tax assistance was provided in the form of a direct cash payment. The tax assistance is in the form of the issuance and repurchase of Additional Shares, in lieu of a direct cash payment, such that the Replacement Shares and the Additional Shares will be reflected as stock compensation and be consistent with the purpose and characterization of the stock compensation plan under which the Eligible Options were issued. See “ADDITIONAL DISCLOSURE REGARDING THE TAX ASSISTANCE PROGRAM—Purpose of the Tax Assistance Program.”

2.	Why can’t I just retain the Replacement Shares and Additional Shares without being required to forfeit my Eligible Options?

Replacement Shares are intended to replace Eligible Options. Additionally, granting Replacement Shares and Additional Shares to an Eligible Person without requiring such Eligible Person to forfeit his or her Eligible Options could have a negative effect on our stock dilution, outstanding shares and share price. Additional Shares confer no rights other than the right of CC Media to repurchase the Additional Shares in connection with the Tax Assistance Program, which will only be available if an Eligible Person (i) participates in the Offer and (ii) timely submits a properly completed 83(b) Election Form.

3.	Assuming all Eligible Persons participate in the Offer and timely submit properly completed 83(b) Election Forms to CC Media, will the $3.0 million cap on the Tax Assistance Program be reached?

Yes. If all Eligible Persons participate in the Offer and timely submit properly completed 83(b) Election Forms to CC Media, the $3.0 million cap on the Tax Assistance Program will be reached. If the threshold cap is reached, CC Media’s repurchase of Additional Shares will be reduced on a pro rata basis among all participants, based on the ratio of (i) the number of Replacement Shares each participant will receive to (ii) the total number of Replacement Shares being issued in the Exchange Program. Any of your Tax Withholding not covered by the proceeds of the Additional Shares repurchased by CC Media in the Tax Assistance Program will be your responsibility, and you must pay the additional Tax Withholding to CC Media, otherwise you may forfeit some of your Replacement Shares.

ADDITIONAL DISCLOSURE REGARDING THE TAX ASSISTANCE PROGRAM

Purpose of the Tax Assistance Program

In connection with the issuance of the Replacement Shares to Eligible Persons who participate in the Exchange Program, CC Media is offering a Tax Assistance Program to Eligible Persons who participate in the Exchange Program and who submit a properly completed 83(b) Election Form(s) prior to the expiration of the Offer. The purpose of the Tax Assistance Program is to assist with the tax withholding liability arising from participation in the Exchange Offer. Because the nature of the plan under which the Eligible Options were granted is a stock compensation plan, the Exchange Program (including the Tax Assistance Program) is also in the form of stock compensation. In order to maintain consistency with the original stock compensation purpose under which the Eligible Options were granted, the tax assistance is in the form of the issuance and repurchase of the Additional Shares. CC Media believes the issuance of Additional Shares to fund the Tax Assistance Program benefits both the Eligible Persons and the Company by minimizing the amount of tax withholding liability each Eligible Person must pay, and by the Company including the cost of both the Replacement Shares and the Additional Shares with stock compensation expense consistent with the purpose and characterization of the stock compensation plan under which the Eligible Options were issued.

Source and Amount of Consideration for the Tax Assistance Program

The proceeds of the repurchase of Additional Shares will be withheld by CC Media at the expiration of the Offer in order to satisfy the Tax Withholdings required to be made by CC Media in connection with the exchange. You will not receive any cash as a result of the repurchase of any Additional Shares. Any of your Tax Withholding not covered by the proceeds of the Additional Shares repurchased by CC Media in the Tax Assistance Program will be your responsibility, and you must pay the additional Tax Withholding to CC Media, otherwise you may forfeit some of your Replacement Shares.

SUMMARY FINANCIAL INFORMATION

OF CC MEDIA HOLDINGS, INC.

	Years Ended December 31,		Three Months Ended September 30,	Nine Months Ended September 30,
	2010	2011	2012	2012
			(unaudited)
	(in thousands, except per share data)
Summary of consolidated statements of operations:
Revenue	$5,865,685	$6,161,352	$1,587,331	$4,550,548
Total operating expenses	5,000,844	5,106,628	1,255,424	3,791,224
Operating income	864,841	1,054,724	331,907	759,324
Consolidated net loss	(462,853)	(268,029)	(38,584)	(214,408)
Net loss per share attributable to CC Media Holdings, Inc. common shareholders—basic and diluted	$(5.94)	$(3.70)	$(0.61)	$(2.92)

	As of December 31,			As of September 30, 2012
	2010	2011
				(unaudited)
	(in thousands, except per share data)
Balance Sheet Data:
Total current assets	$3,603,173	$2,985,285		$3,067,410
Total non-current assets	13,857,209	13,556,754		13,334,909
Total current liabilities	2,098,579	1,428,962		1,618,106
Total long-term liabilities	22,566,489	22,585,018		22,631,550
Noncontrolling interest	490,920	521,794		307,171
Total shareholders’ equity (deficit)	(7,204,686)	(7,471,941)		(7,847,337)
Book value per share	$(0.09)	$(0.09)		$(0.09)

Other Financial Information
Ratio of earnings to fixed charges(a)	—	—		—

(a)	The ratio of earnings to fixed charges was less than 1:1 for each period presented above due to losses incurred by the Company during each respective period. The Company would have needed additional earnings of $402.4 million and $617.5 million for the years ended December 31, 2011 and December 31, 2010, respectively, and $388.4 million for the nine months ended September 30, 2012, to achieve coverage of 1:1.

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On November 7, 2012, we filed Amendment No. 2 to the Schedule TO with the Securities and Exchange Commission (the “SEC”) that contains additional information regarding the conditions of the Offer and the circumstances under which we would extend the Offer. Amendment No. 2 to the Schedule TO is available at the SEC’s website at www.sec.gov, and we will provide copies to you upon request to the Stock Plans Department, at (210) 832-3475 or stockplans@clearchannel.com.

This Supplement should be read in conjunction with the Offer to Exchange. This Supplement does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange, as amended and supplemented by this Supplement; (2) the Form of CC Media 2012 Exchange Program Election Form and Withdrawal Form; (3) the Form of Additional Personalized & Important Information about Your Stock Options and the CC Media Holdings 2012 Exchange Offer; (4) the Clear Channel 2008 Executive Incentive Plan; and (5) the Form of CC Media Restricted Stock Agreement.

Please note that the Offer will expire at 11:59 p.m., EST, on November 19, 2012, unless we extend the Offer. To participate in the offer, you must submit your election to participate form (and 83(b) Election Form(s) if you would like to participate in the Tax Assistance Program) by that deadline. If CC Media does not receive your signed election to participate form (and 83(b) Election Form(s) if you would like to participate in the Tax Assistance Program) prior to 11:59 p.m., EST, on November 19, 2012, you will be deemed to have elected not to participate in the offer. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

If you have any additional questions regarding the Offer or the Tax Assistance Program, please contact Stock Plans Department, at (210) 832-3475 or stockplans@clearchannel.com.